CIGNA CORPORATION	EXHIBIT 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Six Months Ended June 30,
	2002	2001

Income before income taxes	$656	$805

Adjustments:
Loss (income) from equity investee	1	(29)

Income before income taxes, as adjusted	$657	$776

Fixed charges included in income:

Interest expense	$61	$59
Interest portion of rental expense	29	25

	90	84

Interest credited to contractholders	528	532

	$618	$616

Income available for fixed charges (including interest
credited to contractholders)	$1,275	$1,392

Income available for fixed charges (excluding interest
credited to contractholders)	$747	$860

RATIO OF EARNINGS TO FIXED CHARGES:

Including interest credited to contractholders	2.1	2.3

SUPPLEMENTAL RATIO:

Excluding interest credited to contractholders	8.3	10.2